UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 February 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NA Chohan, a director of
Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint
Venture Ltd, Mr M Preece a director of Major Subsidiaries Gold
Fields Operations (GFO) and GFI Joint Venture Ltd, and Mr PA
Schmidt a director of Gold Fields Ltd, Gold Fields Group Services
(Pty) Ltd and GFL Mining Services Ltd purchased Gold Fields
Limited shares on the open market in accordance with the
introduction of the Company’s Minimum Shareholding Requirement
(MSR) as approved at the AGM on 18 May 2016.
The shares were approved for awarding in 2018 however due to Gold
Fields Ltd going into a general closed period and a subsequent special closed period which was imposed on management, the award process was deferred to February 2019 upon lifting of the special closed period.
Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a five year period based on the following target shareholdings:
CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package
Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold
Fields shares that will be restricted for five years and held in
Escrow.
Details of the transactions are set out below:

NA Chohan
Nature of transaction On market purchase of shares
Transaction Date 17 February 2019
Number of Shares 10 770
Class of Security Ordinary Shares
Market Price per Share R46.2814
Total Value R498 451.02
Vesting Period The shares will be held in Escrow for
the 5 year holding period
Nature of interest Direct and Beneficial
M Preece
Nature of transaction On market purchase of shares
Transaction Date 18 February 2019
Number of Shares 18 055
Class of Security Ordinary Shares

Market Price per Share R46.2814
Total Value R835 611.26
Vesting Period
The shares will be held in Escrow for
the 5 year holding period
Nature of interest Direct and Beneficial
PA Schmidt
Nature of transaction On market purchase of shares
Transaction Date 18 February 2019
Number of Shares 24 285
Class of Security Ordinary Shares
Market Price per Share R46.2814
Total Value R1 123 944.58
Vesting Period The shares will be held in Escrow for
the 5 year holding period
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

22 February 2019
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated:
25 February 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer